Northern Dynasty Announces Offerings of up to $15.0 Million

May 26, 2016, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces that it has filed prospectus supplements dated May 26, 2016 with the securities commissions in British Columbia, Alberta and Ontario, and in the United States with the U.S. Securities and Exchange Commission (the ”SEC“) in connection with an offering of units (each, a “Unit”) of the Company (the “Offering”). The Canadian prospectus supplement has been filed pursuant to the Company’s base shelf prospectus dated March 7, 2016. The U.S. prospectus supplement has been filed pursuant to the Company’s U.S. base shelf prospectus filed pursuant to its registration statement on Form F-3, which was declared effective by the SEC on March 30, 2016.

The Offering will be conducted by Global Securities Corporation (the “Lead Agent”) and Industrial Alliance Securities Inc. (together with the Lead Agent, the “Agents”) and will consist of 31,111,111 Units at a price of $0.45 per Unit (the “Issue Price”), with each Unit consisting of one common share (a “Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one common share (a “Warrant Share”) at an exercise price of $0.65 per Warrant Share for a period of five (5) years from the closing of the Offering (the “Closing”), which is expected to be on or about June 10, 2016. The Agents will market the Offering on a commercially reasonable efforts basis (i) publicly in the provinces of British Columbia, Alberta and Ontario; and (ii) in the United States only to “Qualified Institutional Buyers” (as defined in Rule 144A of the U.S. Securities Act of 1933, as amended).

The Company has granted the Agents an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time, and from time to time, upon mutual agreement between the Company and the Lead Agent, until and including 30 days following the Closing, to purchase up to an additional 4,666,667 Units at the Issue Price to cover over-allotments, if any.

In addition, the Company intends to offer an additional 2,222,222 Units directly to United States “accredited investors” in a direct offering for additional proceeds of up to $1,000,000 (the “Direct Offering”). The Company will file a prospectus supplement with the securities commissions in British Columbia, Alberta and Ontario and with the SEC with respect to the Direct Offering.

The Offering and the Direct Offering are expected to raise gross proceeds of $15,000,000 in aggregate if all offered Units are sold (or up to $17,100,000 if the Over-Allotment Option is exercised in full).

The net proceeds of the Offering will be used to fund the Company’s multi-dimensional strategy to address the United States Environment Protection Agency’s proposed pre-emptive regulatory action under the United States Clean Water Act and to prepare the Pebble Project to initiate federal and state permitting under the United States National Environmental Policy Act, costs to keep the Pebble project in good standing, costs to advance a potential partner(s) transaction and for working capital and general corporate purposes.

Closing of the Offering will be subject to customary closing conditions, including listing of the Shares on the TSX and the NYSE MKT, the listing of the Warrants on the TSX and any additional required approvals of each exchange.

The Company has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml. Alternatively, the Company or the Lead Agent will arrange to send you the prospectus, as supplemented, if you request it by contacting the Company at the contact information below or the Lead Agent at: syndication@globalsec.com.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction. Copies of the final short form base shelf prospectus and prospectus supplement can be found on SEDAR at www.sedar.com.

The Company appointed Mr. David Laing and Mr. Christian Milau as directors on May 12, 2016.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings permitting it to offer securities to the public are forward-looking statements. These statements include expectations about the likelihood of completing the financings, the amount of funds to be raised, the use of proceeds of the financings and the ability of the Company to secure required Canadian and US regulatory acceptances. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.